PMU News Release #13-11 TSX: PMU OTCQX: PFRMF

November 22, 2013

PACIFIC RIM SHAREHOLDERS APPROVE PLAN OF ARRANGEMENT
AND FINAL COURT APPROVAL RECEIVED

Pacific Rim Mining Corp. (“Pacific Rim”) is pleased to announce that at the special meeting of its shareholders held on November 21, 2013, the shareholders of Pacific Rim approved the previously announced plan of arrangement with OceanaGold Corporation (the "Arrangement"). For a detailed description of the Arrangement, please refer to Pacific Rim's news release of October 8, 2013.

The Arrangement was approved by 99.09% of the votes cast by Pacific Rim shareholders, and by 98.59% of the votes cast by Pacific Rim shareholders excluding the votes cast in respect of common shares beneficially owned or over which control or direction is exercised by OceanaGold Corporation and any of its related parties or joint actors.

Pacific Rim further announces that the Supreme Court of British Columbia has today granted the final order approving the Arrangement.

All necessary approvals for the Arrangement have now been received, and the Arrangement is expected to close on November 27, 2013.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information, contact Pacific Rim at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com.

Forward-Looking Information

This news release contains forward-looking statements in respect of the anticipated closing date of the Arrangement, which are based on management’s understanding of the logistical steps required to be completed by Pacific Rim and OceanaGold in order to close the Arrangement, and which are subject to a variety of risks and uncertainties, any of which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: unforeseen closing requirements arising; and delays resulting from access to signatories. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com